This pricing supplement, together with the prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended or supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of these securities and any representation to the contrary is an offence. These securities have not been and will not be registered under the United States Securities Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States of America.
PRICING SUPPLEMENT NO. 1 DATED JANUARY 15, 2008
(To a short form shelf prospectus dated May 24, 2007)
ENCANA CORPORATION
Medium Term Notes (Series 4)
(Unsecured)
TERMS OF ISSUE

Designation:	5.80% Medium Term Notes (Series 4) due January 18, 2018 (the “Notes”)
CUSIP Number:	CA 29253ZAD 74
Principal Amount:	$750,000,000
Commission Rate:	$4.00 per $1,000 principal amount
Issue Price:	$997.38 per $1,000 principal amount
Net Proceeds:	$745,035,000
Currency:	Canadian dollars
Trade Date:	January 15, 2008
Settlement Date:	January 18, 2008
Maturity Date:	January 18, 2018
Interest Rate:	5.80%
Yield to Maturity:	5.835%
Interest Payment Date(s):	January 18 and July 18
Initial Interest Payment Date:	July 18, 2008
Initial Coupon Payment:	$29.00 per $1,000 principal amount
Redemption Provisions:	EnCana Corporation (“EnCana”) may redeem the Notes on the terms and conditions and in the manner described below under the heading “Redemption”. The Government of Canada Yield Additional Percentage is 0.50%.
Method of Distribution:	Agency
Dealers:	CIBC World Markets Inc.
RBC Dominion Securities Inc.
BMO Nesbitt Burns Inc.
Scotia Capital Inc.
HSBC Securities (Canada) Inc.
Merrill Lynch Canada Inc.
TD Securities Inc.
Trustee:	CIBC Mellon Trust Company
Form of Notes:	Global Note registered in the name of CDS & Co.

DOCUMENTS INCORPORATED BY REFERENCE
The short form shelf prospectus dated May 24, 2007 (the “Prospectus”), into which this Pricing Supplement is deemed to be incorporated by reference, incorporates by reference the following named disclosure documents:
(a)	our Annual Information Form dated February 23, 2007;

(b)	our audited comparative consolidated financial statements for the year ended December 31, 2006, including the auditors’ report thereon and Management’s Discussion and Analysis for the year ended December 31, 2006;

(c)	our unaudited comparative consolidated financial statements for the nine months ended September 30, 2007 and Management’s Discussion and Analysis for the nine months ended September 30, 2007;

(d)	our Management Proxy Circular dated February 28, 2007 relating to the annual and special meeting of our shareholders held on April 25, 2007; and

(e)	our Management Proxy Circular dated February 28, 2006 relating to the annual meeting of our shareholders held on April 26, 2006.
Any statement contained in the Prospectus or in a document incorporated, or deemed to be incorporated by reference, therein shall be deemed to be modified or superseded, for purposes of the Prospectus, to the extent that a statement contained in the Prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference in the Prospectus modifies or replaces such statement. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.
RECENT DEVELOPMENTS
Acquisition of Leor Energy’s interests in Deep Bossier gas fields
On November 20, 2007, we announced that a subsidiary of ours had completed the acquisition of all the Deep Bossier natural gas and land interests of privately-owned Leor Energy in Texas for approximately US$2.55 billion. This includes all of Leor Energy’s 50 percent interest in the Amoruso Field centered in Robertson County located between Dallas and Houston, Texas.
New Alberta Royalty Framework
On October 25, 2007, the Government of Alberta announced a new Alberta Royalty Framework (“ARF”). The ARF establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. The changes introduced by the ARF are to be effective January 1, 2009.
The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software by the Government of Alberta to support the calculation and collection of royalties. Additionally, certain proposed changes contemplate further public and/or industry consultation. There may be modifications introduced to the ARF prior to the implementation thereof.

REDEMPTION
EnCana shall be entitled to redeem the Notes, in whole at any time or in part from time to time, on not more than 90 and not less than 30 days’ prior notice, at the higher of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
“Canada Yield Price” shall mean, in effect, a price equal to the price of the Notes, exclusive of accrued and unpaid interest, calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) plus the Government of Canada Yield Additional Percentage (as set forth above) calculated on the business day preceding the date on which EnCana gives notice of redemption.
“Government of Canada Yield” on any date shall mean, in effect, the yield to maturity on such date, assuming semi-annual compounding, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Notes. The Government of Canada Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by EnCana.
CONFLICTS OF INTEREST
Under applicable securities legislation in certain provinces of Canada, we may be considered to be a connected issuer of each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc., as they are directly or indirectly wholly-owned or majority owned subsidiaries of Canadian chartered banks or financial institutions which have extended credit facilities to us upon which we may draw from time to time. The credit facilities consist of syndicated revolving credit facilities and demand operating facilities. As at January 14, 2008, approximately $756 million has been drawn under these facilities. It is our current intention to use a portion of the net proceeds of this offering to repay a portion of such bank indebtedness. These credit facilities are unsecured and we are presently in compliance with the terms of such credit facilities. Our financial position has not changed substantially since the indebtedness under the credit facilities was incurred. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes.